SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4 )

SMITH MIDLAND CORP
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

832156 10 3
(CUSIP Number)

August 24, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP NO. 832156 10 3

1.	Name of reporting persons
I.R.S. Identification Nos. of above persons (entities only)

Rolland A. Adkins

2.	Check the appropriate box if a member of a group

		(a)	☐
		(b)	☐

3.	SEC use only

4.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with

	5.		Sole voting power 225,980

	6.		Shared voting power 0

	7.		Sole dispositive power 225,980

	8.		Shared dispositive power 0

	9.		Aggregate amount beneficially owned by each reporting person 225,980

	10.		Check if the aggregate amount in Row (9) excludes certain shares ☐

	11.		Percent of class represented by amount in Row 9 4.8%

	12.		Type of reporting person IN

Item 1(a).	Name of issuer:

SMITH MIDLAND CORP.

Item 1(b).	Address of issuer’s principal executive offices:

5119 Catlett Rd., Midland, VA 22728

Item 2(a).	Names of person filing:

Rolland A. Adkins

Item 2(b).	Address of principal business office:

42443 County Road 1, Rice, MN 56367-9599

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of class of securities:

Common Stock

Item 2(e).	CUSIP No.:

832156 10 3

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 225,980
(b)	Percent of class: 4.8%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 225,980
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 225,980
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2006
s/ Rolland A. Adkins Signature

Rolland A. Adkins Name/Title